February 2, 2000





U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549-0405


Attn:  Mr. John Penn


Re:  DONLAR CORPORATION, REGISTRATION STATEMENT ON FORM S-1
     SEC FILE NO. 333-37579


Dear Mr. Penn:

     On behalf of Donlar Corporation (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, as amended, with respect the Registration Statement on Form S-1, SEC File No. 333-37579, which was filed on October 10, 1997 (the "Registration Statement") and amended by Amendment No. 1 to the Registration Statement which was filed on October 16, 1997.

     The Company has determined to seek private sources of funding and not to proceed with the public offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.



                         Sincerely,


                         DONLAR CORPORATION


                         By:  /s/ LARRY P. KOSKAN
                              --------------------------
                              Larry P. Koskan
                              President and
                              Chief Executive Officer